UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 26 November 2013

NOVOGEN LIMITED (NASDAQ: NVGN)

MARKET RELEASE

26 November 2013

Novogen files suite of patents for anti-tropomyosin drug technology

26 November 2013, Sydney, Australia: Novogen Limited (ASX: symbol NRT; Nasdaq: symbol NVGN) today announced the filing of a family of provisional patents in the US covering anti-tropomyosin (ATM) drug technology.

ATM drugs represent an entirely novel approach to anti-cancer therapy, blocking the ability of cancer cells to divide and doing so in a highly cancer-specific way. Based on their action, ATMs belong to a class of anti-cancer drug known as anti-mitotics. Current anti-mitotic drugs are taxanes and vinca alkaloids and remain among the most widely prescribed anti-cancer drugs after 40 years of use.

Dr Graham Kelly, Novogen CEO, said today, “filing these patents represents a critical step for the Company in protecting such a potentially valuable piece of intellectual property. Taxanes continue to dominate anti-cancer therapy even though they recently came off-patent. We believe that ATM drugs have the ability to replace taxanes and to become the next generation of anti-mitotic drugs.”

Tropomyosin is a protein found in actin filaments, a key component of the cytoskeleton of a cell. Actin filaments provide a cell with the ability to contract. One of the ways that contraction serves a cell is during cell division when separation of the two daughter cells occurs by the formation of a ring known as the contraction ring. When that ring tightens, the two cells effectively separate.

ATM drugs target a particular isoform of tropomyosin known as Tm5NM1 on which cancer cells are highly dependent. Targeting this particular tropomyosin isoform prevents formation of the contraction ring and hence the ability of the cancer cells to divide.

“The current generation of anti-mitotic drugs, despite their widespread use, comes with two key negatives. The first of those is a serious side-effect profile. The second is that many types of cancer are inherently insensitive to them. ATM drugs to date are showing an apparent lack of serious toxicity as well as an ability to kill cancer cells that are insensitive to taxanes.”

Novogen is focusing its ATM drug development program on prostate cancer, melanoma and children’s cancers where it would be used as a monotherapy, as well as adjuvant therapy in combination with the Company’s super-benzopyran drug technology in order to provide comprehensive assault on the full hierarchy of cells within tumors.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of novel anti-cancer drugs based on two proprietary drug technologies - the super-benzopyran chemical family and anti-tropomyosin drug technology.

Tm5NM1

Tm5NM1 is one of approximately 40 different isoforms of the protein, tropomyosin, that occur naturally in the human body. Tropomyosins combine with the protein, actin, to form actin filaments, making up part of the cell’s cytoskeleton. Human cancer cells have been shown to be highly dependent on Tm5NM1 for their survival and ability to divide.

About Super-Benzopyrans (SBPs)

SBPs are small molecules constructed around a simple benzopyran scaffold. Members of this family of drugs are showing high potency against both cancer stem cells and somatic cancer cells recovered from both ovarian cancers and glioblastoma cancers.

Contact details

Dr Graham Kelly, Chief Executive Officer

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

Email: graham.kelly@novogen.com

Web: www.novogen.com